FOIA CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. §200.83 BY IRADIMED CORPORATION.

June 2, 2014

Via EDGAR

Amanda Ravitz

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, DC 20549

Re:                             iRadimed Corporation

Confidential Draft Registration Statement on Form S-1

Submitted Confidentially on April 25, 2014

CIK No. 00013525618

Dear Ms. Ravitz:

On behalf of iRadimed Corporation, a Delaware corporation (the “Company”, “we”, “us”, “our”), the undersigned is hereby providing the Company’s responses to the Securities and Exchange Commission (the “Commission”) comment letter dated May 22, 2014.  The Company’s responses to the Staff’s comment letter, below, are in identical numerical sequence to the Commission comment letter, and each comment is repeated verbatim with the Company’s response immediately following. Because of the commercially sensitive nature of information contained herein, this submission is accompanied by the Company’s request for confidential treatment of selected portions of this letter pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83 and the Freedom of Information Act.

Enclosed are two courtesy copies of the Amendment No. 1 to the Registration Statement on Form S-1/A confidentially submitted to the Commission on the date hereof, in a clean and blacklined version showing changes that were made from the Registration Statement on Form S-1 confidentially submitted to the Commission on April 25, 2014.

Prospectus Summary, page 1

1.                                      Comment:  We note your disclosure that in addition to the sale of your pump systems, you generate revenue by the sale of disposable IV sets used during every patient infusion. Revise to clarify whether your pump systems require the use of disposable IV sets that only you sell, or whether another manufacturer’s disposable IV sets can be used in your devices.

Response:  We respectfully note your comment and have revised the disclosures to clarify that our pump systems require the use of our proprietary disposable IV sets.

2.                                      Comment:  We note your disclosure in the third paragraph regarding your revenue growth from 2011 — 2013 and your operating income and operating margins in fiscal year 2013. Please also disclose your operating income for the fiscal years 2011 and 2012, as well as your net income (or loss) for all periods. With respect to your operating margin disclosure, please clarify if the number cited is a blended figure representing your margins across all product types you sell, and if so, please provide separate disclosure of your margins for your pump systems and disposable IV sets.

Response:  We respectfully note your comment and have revised the disclosures to replace the financial information for the year ended December 31, 2011 with financial information for the most current fiscal year ended December 31, 2013.  We have limited the disclosure to revenue, operating profit and operating margin, consistent with the presentation of financial disclosures elsewhere in the prospectus.  We have clarified that the operating margin reflects the blended results of our pump systems, pump upgrades and disposable IV tubing sets.  We respectfully note that we did not include disclosures as to a breakdown of the operating margin as to pumps and IV tubing sets because the Company does not maintain and provide such information in its financial statements, and we note that we indicate elsewhere in the prospectus that approximately 85% of revenue is derived from pump sales.

3.                                      Comment:  Please balance your disclosure regarding the potential competitive opportunity you believe you have, given the recall of a competitor’s product, with a brief discussion of your recall noted on page 73. Also describe the impact this recall may have on your ability to capitalize on the potential opportunity described here.

Response:  We respectfully note your comment and have revised the disclosure to include a discussion of our recall, in addition to the issues experienced by the Company’s competitor, and the impact it may have on the Company’s ability to capitalize on the potential opportunity.

4.                                      Comment:  Please revise the last paragraph on this page to clarify that your competitor does not intend to remove its pumps from the market until June 2015, as you state on pages 55 and throughout your prospectus.

Response:  We respectfully note your comment and have revised the disclosures to clarify the timeframe for removal of the competitor’s products.

Implications of Being an Emerging Growth Company, page 5

5.                                      Comment:  Please consider describing the extent to which any of the exemptions that are available to you as an “emerging growth company” are also available to you as a Smaller Reporting Company. Also, please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Response:  We respectfully note your comment and have revised the disclosures to indicate that certain exemptions will be available to us as a Smaller Reporting Company.

We respectfully advise the Staff that, to date, neither the Company nor anyone on the Company’s behalf, has engaged in any “test the waters” activity or otherwise presented any written communications to potential investors in reliance on Section 5(d) of the Securities Act.  We also respectfully advise the Staff that, to the Company’s knowledge, to date, there have been no research reports about the Company that have been published or distributed in reliance on Section 2(a)(3) of the Securities Act, as added by Section 105(a) of the Jumpstart Our Business Startups Act, by any broker or dealer that is participating or will participate in the offering.  To the extent the Company presents any written communications to potential investors in reliance on Section 5(d) of the Securities Act or becomes aware of any research reports about the Company that are published or distributed in reliance on Section 2(a)(3) of the Securities Act, as added by Section 105(a) of the Jumpstart Our Business Startups Act, it will supplementally provide the Staff with copies of such written communication or research reports, as the case may be.

FOIA CONFIDENTIAL TREATMENT REQUESTED
BY IRADIMED CORPORATION

Offering Summary, page 6

6.                                      Comment:  We note your disclosure here and on page 31 that while you have identified certain uses for the offering proceeds, you “cannot specify with certainty all of the particular uses for the net proceeds to be received upon completion of the offering.” Please revise to state explicitly that you have no current specific plan for the offering proceeds and discuss the principal reasons why you are conducting the offering at this time.

Response:  We respectfully note your comment and have revised the disclosures to replace the statement that we “cannot specify with certainty all of the particular uses for the net proceeds to be received upon completion of the offering” in the Use of Proceeds section with the statement that, “The amounts and timing of these expenditures will vary depending on a number of factors, including the amount of cash generated by our operations, competitive and technological developments, and the rate of growth, if any, of our business.”  We have also updated the disclosures to provide the principal purposes for the offering.

We…are required to comply with FDA regulations, page 18

7.                                      Comment:  It appears that you are discussing separate and distinct risks in the two paragraphs of this risk factor. Please revise to highlight each risk separately.

Response:  We respectfully note your comment and have separated the risk factor into two risk factors. The first risk factor discusses the risks related to obtaining approval for introduction of new products and the second risk factor discusses the risks related to maintaining compliance for products that have been introduced to the market.

Roger Susi…owns a significant percentage of our stock, page 25

8.                                      Comment:  We note your disclosure indicating that your largest shareholder beneficially owns 83% of your outstanding stock. Accordingly, please tell us, if known, whether you will qualify as a “controlled company” under NASDAQ’s listing requirements. If so, please revise to explain the exemptions available to you as a “controlled company” under the exchange’s listing standards.

Response:  We respectfully note your comment and have added a separate risk factor that notes that the Company qualifies as a controlled company, and have explained the exemptions available under such qualification.  We have also clarified the fact that the Company does not intend to rely on any of the “controlled company” exemptions.

Capitalization, page 33

9.                                      Comment:  Please remove your line item for cash and cash equivalents and investments since this is not part of your capitalization.

Response:  We respectfully note your comment and have omitted the line item for cash and cash equivalents and investments.

FOIA CONFIDENTIAL TREATMENT REQUESTED
BY IRADIMED CORPORATION

Intellectual Property, page 64

10.                               Comment:  Please revise to clarify how you obtained the intellectual property rights described in this section. From your disclosure on pages 53 — 54, it is unclear what rights the person or persons who developed your pump system may have.

Response:  We respectfully note your comment and have revised the disclosures to explain that Mr. Susi obtained numerous patents regarding our MRI compatible IV infusion pump and related systems and subsequently irrevocably assigned these patents to the Company.

Product Recalls, page 73

11.                               Comment:  We note the last sentence of the last paragraph beginning on page 73. Please expand to describe the remainder of the observations cited by the FDA in the Form 483 issued on April 16, 2014.

Response:  We respectfully note your comment and have revised the disclosures to describe the additional observations cited in the Form 483.

Financial Statements, page F-1

Note 5 - Capital Stock, page F-15

12.                               Comment:  We note the discussion of your reincorporation in Delaware on April 14, 2014. Please respond to the following:

•                  Given the terms of conversion of your preferred stock as disclosed on page F-16, please tell us why you disclose that upon the effective date of your initial public offering all of your New Series A Preferred Stock will be automatically converted into common stock.

•                  Please explain why you believe it is appropriate to include the conversion of the preferred stock that you expect to occur upon the effective date of the IPO as a part of the recapitalization and account for it as a stock split and retroactively restate your financial statements for all periods presented.

Response:  We respectfully note your comment and have revised the disclosure to clarify that, pursuant to the terms of our Certificate of Incorporation, the preferred stock will automatically convert into common stock upon the sale of shares under an initial public offering that exceeds $10 million.

We believe that it is appropriate to include the automatic conversion of the preferred stock as part of the recapitalization and present such conversion retroactively in the financial statements for periods presented.  Although we acknowledge that the historical balance sheet and statement of operations (including EPS) is not traditionally revised to reflect modifications of the terms of outstanding securities that become effective after the latest balance sheet date, such presentation depends on the facts and circumstances, as stated in Section 3430 of Topic 3 of the SEC Division of Corporation Finance: Financial Reporting Manual.  We have reviewed and analyzed the circumstances of the stock split and the automatic conversion of the preferred stock and have elected to present retroactively the conversion of securities.  We believe that such presentation simplifies the presentation of the Company’s capitalization and assists investors in understanding the capitalization of the Company at the time of the initial public offering, which would trigger the automatic conversion of the preferred stock.  The 1.75:1 conversion ratio for the reincorporation into the State of Delaware was for the purpose of conducting the initial public offering and the automatic conversion is also part of the same recapitalization.  Accordingly, to allow investors to more accurately

FOIA CONFIDENTIAL TREATMENT REQUESTED
BY IRADIMED CORPORATION

evaluate the per share information contained in the offering, we believe it is appropriate to have restated our financial statements for all periods presented on a post-split basis and giving effect to the conversion of all Series A Preferred Stock. These restated share figures accurately reflect the capitalization of the company that investors will be investing in and reduces the risk of an investor incorrectly calculating pre-IPO and post-IPO share counts.  Due to the facts and circumstances, we believe that it is appropriate to present the automatic conversion of the preferred stock retroactively as a part of the recapitalization.

Rule 83 Confidential Treatment Request made by iRadimed Corporation; Request No. 2014.05.22.13.1.

Note 6 - Stock-Based Compensation, page F-17

13.                               Comment:  Please tell us the estimated IPO price range. To the extent that there is a significant difference between the estimated grant-date fair values of your common stock during the past twelve months and the estimated IPO price, please tell us each significant factor contributing to the difference.

Response:  We expect to include an anticipated IPO price range in an amendment to the Registration Statement on Form S-1 that will be filed shortly before the commencement of the road show, which we anticipate will begin around mid-July 2014.  While not yet finalized, our current estimated IPO price range is $[***] to $[***] per share. We respectfully refer the Staff to our discussion under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Stock-based compensation— Initial Public Offering” in the Registration Statement regarding the factors we considered in understanding the difference between the estimated grant-date fair values of our common stock during the past twelve months and our preliminary estimated IPO price range.  Additional factors that we will consider when finalizing our IPO price range include updating our expectations and understanding of the following:

1.                                      Our future prospects and the prospects of our industry in general;

2.                                      Our recent financial and operating results and updated full year revenue expectations based on trends that are currently developing;

3.                                      The market prices of securities of companies engaged in similar activities as us and the application of a typical “IPO discount” associated with new issues;

4.                                      Existing conditions in the public capital markets; and

5.                                      Preliminary discussions with our underwriter.

iRadimed Corporation respectfully requests that the information contained in this response be treated as confidential information and that the Commission provide timely notice to Roger Susi, Chief Executive Officer, iRadimed Corporation., 7457 Aloma Avenue, Winter Park. FL 32792, telephone (407) 677-8022, before it permits any disclosure of the bracketed information contained in Request No. 2014.05.22.13.1.

*** - Information omitted and provided under separate cover to the Staff pursuant to Rule 83.

14.                               Comment:  We see your disclosure here and on pages 44 — 46 that you used a third party valuation specialist to determine the fair value of your common stock. Please tell us the nature and extent of the third party valuation specialist’s involvement and management’s reliance on the work of the third party. Please refer to Question 141.02 of the Compliance and Disclosure Interpretations on Securities Act Sections, which can be found at http://www.sec.gov/divisions/corpfin/guidance/sasinterp.htm.

Response:  The Company respectfully advises the Staff that it is ultimately responsible for determining the fair market value of the Company’s common stock, and the third party valuation report is one of several factors considered by the Company to determine the fair market value of the Company’s common stock. To assist the Company with this task, management was directed by Board members to engage a third-party valuation firm for the purpose of completing a contemporaneous valuation of the Company’s common stock as of December 31, 2013 and a retrospective valuation of the Company’s common stock as of December 31, 2012.  Certain members of the Board and management evaluated the valuation firm and

FOIA CONFIDENTIAL TREATMENT REQUESTED
BY IRADIMED CORPORATION

concluded the firm to be credible based on our understanding of the valuation firm’s qualifications and reputation. The valuation firm met with the Company’s management to gather the necessary background information about the Company, its financial results and expectations, and the Company’s plan for a public offering of its common stock. The valuation firm completed the analysis and recommendations regarding the fair market value of the Company’s common stock and delivered those results in written reports.  Certain members of the Board of Directors and management reviewed each report and discussed the reasonableness of the assumptions, methodologies, analysis and conclusions in each of the reports. After reviewing each report, such Board members and management determined the fair market value of the Company’s common stock.  Based on the foregoing, the Company does not believe that it is required to disclose the name of the third party expert in its registration statement and obtain the third party’s consent to be named.

We have revised disclosures to clarify the process related to the determination of the fair market value of our common stock, as described above.

Should you have any questions or require any additional information, please contact K&L Gates LLP, attention Anh Q. Tran, Esq., by phone at (310) 552-5083, by facsimile at (310) 552-5007, or by e-mail at anh.tran@klgates.com.

Sincerely,

K&L Gates LLP

/s/ Anh Q. Tran, Esq.

Anh Q.  Tran, Esq.

cc:                                Julie Sherman, Commission

Brian Soares, Commission

Roger Susi, Chief Executive Officer, Iradimed Corporation

Chris Scott, Chief Financial Officer, Iradimed Corporation

Leib Orlanski, K&L Gates LLP

FOIA CONFIDENTIAL TREATMENT REQUESTED
BY IRADIMED CORPORATION